INTERNATIONAL TOWER HILL MINES LTD.

March 20, 2006


SEC MAIL PROCESSING
RECEIVED
MAR 3 0 2006
WASH. D.C.
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Securities and Exchange Commission
Office of International Finance
450 - 5th Street, N.W.
Washington, D.C. 20549




06012127

FILE #82-3248

SUPPL

Dear Sirs:

Re: International Tower Hill Mines Ltd. (the "*Company*")
Quarterly Report for period ended February 28, 2006

Enclosed for your files is a copy of the Company's Quarterly Report for the period ended February 28, 2006, which Report was mailed to the shareholders pursuant to National Policy #41 on March 20, 2006.

Yours truly,

INTERNATIONAL TOWER HILL MINES LTD.

"Anton J. Drescher"

Per:
Anton J. Drescher
President

PROCESSED
APR 0 3 2006
THOMSON
FINANCIAL

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Encl.

#507, 837 West Hastings Street
Vancouver, B.C., V6C 1B6

Tel: (604) 685-1017
Fax: (604) 685-5777


SEC MAIL
RECEIVED
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WASH. D.C.
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International Tower Hill Mines Ltd.

Consolidated Financial Statements

(Expressed in Canadian dollars)

(Prepared By Management)

(Unaudited)

February 28, 2006

Consolidated Financial Statements
(Prepared by Management)
(Unaudited)

February 28, 2006 **Page**

Consolidated Statements of Operations and Deficit	3
Consolidated Balance Sheets	4
Consolidated Statements of Cash Flows	5
Notes to the Consolidated Financial Statements	6-15

International Tower Hill Mines Ltd.

Consolidated Statement of Operations and Deficit
(Expressed in Canadian dollars)
(Prepared by Management)
(Unaudited)

	For the three months ended		For the nine months ended	
	February 28, 2006	February 28, 2005	February 28, 2006	February 28, 2005
Income				
Interest	$ 336	$ 122	$ 342	$ 127
Expenses				
Management fees (note 8)	15,000	15,000	45,000	45,000
Mineral property due diligence	-	-	20,881	-
Office and miscellaneous	131	184	3,170	2,589
Professional fees (note 8)	1,225	76	12,290	11,376
Rent	1,800	1,800	5,400	5,400
Stock exchange and filing fees	1,817	765	8,561	5,761
Transfer agent fees	1,645	970	3,948	3,457
Travel and promotion	171	454	1,149	692
	21,789	19,249	100,399	74,275
Other				
Recovery of exploration expense-Permit fees	-	14,888	-	14,888
Gain on sale of marketable securities	-	-	-	9,140
	-	14,888	-	24,028
Loss for the period	(21,453)	(4,239)	(100,057)	(50,120)
Deficit, beginning of period	(2,619,906)	(2,465,700)	(2,541,302)	(2,419,819)
Deficit, end of period	$ (2,641,359)	$ (2,469,939)	$ (2,641,359)	$ (2,469,939)
Loss per share (note 7)	$ (0.002)	$ (0.0004)	$ (0.01)	$ (0.005)
Weighted average number of shares outstanding	9,368,347	9,012,183	9,368,347	9,012,183

International Tower Hill Mines Ltd.

Consolidated Balance Sheets
(Expressed in Canadian dollars)
(Prepared By Management)
(Unaudited)

	Nine Months to February 28, 2006	Year Ended May 31, 2005
Assets		
Current		
Cash and cash equivalents	$ 35,479	$ 7,711
Marketable securities (note 3)	10,000	10,000
BC mining exploration tax credit receivable	-	19,711
Accounts receivable	1,677	1,636
Prepaid expenses	2,934	1,730
	50,090	40,788
Term deposit (note 4a)	2,500	2,500
Mineral properties (note 4)	1,026,779	1,026,512
	$ 1,079,369	$ 1,069,800
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 5,064	$ 15,438
Due to a director (note 5)	-	80,000
	5,064	95,438
Share Capital and Deficit		
Share capital (note 6)	3,715,664	3,515,664
Deficit	(2,641,359)	(2,541,302)
	1,074,305	974,362
	$ 1,079,369	$ 1,069,800

Commitments (note 4)

Approved by the Directors:

"Anton J. Drescher" Director

"Rowland Perkins" Director

International Tower Hill Mines Ltd.

Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)
(Prepared By Management)
(Unaudited)

	For the three months ended		For the nine months ended	
	February 28, 2006	February 28, 2005	February 28, 2006	February 28, 2005
Cash provided by (used for)				
Operating activities				
Loss for the period	$ (21,453)	$ (4,239)	$ (100,057)	$ (50,120)
Gain on sale of marketable security	-	-	-	(9,140)
Changes in non-cash items:				
Accounts receivable	401	217	(41)	1,525
BC mining exploration tax credit	19,711	6,149	19,711	6,149
Accounts payable and accrued liabilities	(2,039)	27,666	(10,374)	(26,153)
Prepaid expenses	(2,683)	(2,235)	(1,204)	(831)
Drilling advance	-	-	-	30,000
Due to directors	-	2,000	(80,000)	3,500
	(6,063)	29,558	(171,965)	(45,070)
Financing activity				
Share capital	-	-	200,000	-
Proceeds on sale of marketable securities	-	-	-	46,660
	-	-	200,000	46,660
Investing activities				
Mineral property acquisition costs	-	-	-	(12,760)
Mineral property exploration costs	(118)	(29,601)	(267)	(99,467)
	(118)	(29,601)	(267)	(112,227)
Increase(Decrease) in cash and cash equivalents	(6,181)	(43)	27,768	(110,637)
Cash and cash equivalents, beginning of period	41,660	586	7,711	111,180
Cash and cash equivalents, end of period	$ 35,479	$ 543	$ 35,479	$ 543

February 28, 2006

1. Nature of Operations

The Company is in the business of acquiring, exploring and evaluating mineral properties, and either joint venturing or developing these properties further or disposing of them when the evaluation is completed. At February 28, 2006, the Company was in the exploration stage and had interests in properties in British Columbia, Alberta and Quebec, Canada.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which presume the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The company's ability to continue as a going concern is dependent upon achieving profitable operations and upon obtaining additional financing. While the company is expending its best efforts in this regard, the outcome of these matters can not be predicted at this time. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the company be unable to continue in business.

The recoverability of amounts shown as mineral properties and deferred exploration costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete their development and future profitable production or disposition thereof.

2. Significant Accounting Policies

The following is a summary of the significant accounting policies used by management in the preparation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles.

a) Basis of consolidation

These consolidated financial statements include the accounts of International Tower Hill Mines Ltd. and its wholly owned subsidiary 813034 Alberta Ltd. ("813034"), an Alberta corporation.

b) Cash equivalents

The Company considers cash equivalents to consist of highly liquid investments with a remaining maturity of three months or less when purchased.

c) Marketable securities

Marketable securities are valued at the lower of cost or market.

d) Foreign currency translation

Monetary assets and liabilities resulting from foreign currency transactions are translated into Canadian dollars using the year end conversion rates. Acquisition and exploration costs have been translated at the dates of occurrence.

2. **Significant Accounting Policies** (continued)

e) **Mineral properties**

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment. If put into production, the costs of acquisition and exploration will be written-off over the life of the property, based on estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs will be written-off to operations in the period of abandonment.

Recorded costs of mineral properties and deferred exploration and development expenditures are not intended to reflect present or future values of resource properties.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

f) **Asset retirement obligation**

The Company has adopted the new standard for 'asset retirement obligations' as set out in the CICA Handbook section 3110. The new standard requires the recognition and measurement of liabilities related to the legal obligation to abandon and reclaim property, plant and equipment upon acquisition, construction, development and/or normal use of the asset. The initial liability must be measured at fair value and subsequently adjusted for the accretion of discount and changes in the fair value. The asset retirement cost is capitalized as part of property and equipment and depleted into earnings over time.

The adoption of this standard at February 28, 2006 had no impact on the financial statements.

g) **Loss per share**

Loss per share amounts have been calculated based on the weighted average number of shares outstanding during the year. The weighted average number of shares outstanding during the period was 9,121,772 (2005 – 9,012,183).

The Company uses the treasury stock method of calculating fully diluted per share amounts whereby any proceeds from the exercise of stock options or other dilutive instruments are assumed to be used to purchase common shares at the average market price during the period.

h) **Financial instruments**

All significant financial assets, financial liabilities and equity instruments of the Company are either recognized or disclosed in the financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk. Where practicable, the fair values of financial assets and financial liabilities have been determined and disclosed; otherwise, only available information pertinent to fair value has been disclosed.

(Expressed in Canadian dollars)

2. Significant Accounting Policies (continued)

i) Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Actual results could differ from those reported.

j) Income tax

Income taxes are accounted for using the future income tax method. Under this method income taxes are recognized for the estimated income taxes payable for the current year and future income taxes are recognized for temporary differences between the tax and accounting bases of assets and liabilities and for the benefit of losses available to be carried forward for tax purposes that are likely to be realized. Future income taxes assets and liabilities are measured using tax rates expected to apply in the years in which the temporary differences are expected to be recovered or settled.

k) Stock based compensation

Effective June 1, 2003, the Company adopted, on a prospective basis, the recommendations of the Canadian Institute of Chartered Accountants with respect to the recognition, measurement, and disclosure of stock-based compensation and other stock based payments. Under this policy the Company has elected to value stock-based compensation granted at the fair value as determined using the Black-Scholes option valuation model.

l) Joint venture accounting

Where the Company's exploration and development activities are conducted with others, the accounts reflect only the Company's proportionate interest in such activities.

3. Marketable Securities

		2006		2005
Ravencrest Resources Inc. (market value $10,000)	$	10,000	$	-
	$	10,000	$	-

At February 28, 2006 the Company held 100,000 shares of Ravencrest Resources Inc. acquired as part of the Mining Venture Agreement with Ravencrest Resources Inc. (note 4a) and at May 31, 2005, the Company had disposed of its 469,000 shares of Marum Resources Inc. for proceeds of $46,660.

(Expressed in Canadian dollars)

4. Mineral Properties

Accumulated costs in respect of mineral claims owned, leased or under option, consist of the following:

	Siwash Silver Leases	2006 Total	2005 Total
Acquisition costs			
Beginning balance	$ 182,761	$ 182,761	$ 205,000
Lease costs	-	-	12,760
Ending balance	182,761	182,761	217,760
Deferred exploration			
Beginning balance	843,751	843,751	764,907
Assay and sampling	-	-	3,120
Drilling	-	-	51,052
Geological assessment report	-	-	15,062
Geological and consulting services	-	-	20,689
Misc; survey, field, travel etc	267	267	9,544
Ending balance	844,018	844,018	864,374
Total deferred costs	**$ 1,026,779**	**$ 1,026,779**	**$1,082,134**

a) Siwash Silver Leases

i) *On October 27, 1987, the Company was granted an option to acquire a 100% interest in certain* mineral claims situated in the Similkameen Mining Division of British Columbia.

The agreement required total consideration of $160,000 to be paid in annual instalments of $12,500 all of which have been paid.

On November 17, 1987, the Company paid $1,000 to Brenda Mines Ltd. (Brenda) to obtain certain information on this property and gave Brenda the option to provide production financing should the property come into production in the future. The Company has granted Brenda an option to acquire a 51% interest in the property for 90 days following a positive production recommendation by an independent consulting firm. Terms of the option include reimbursing all exploration and feasibility study expenditures incurred to that date up to a total of $2 million and providing all capital required to bring the property into production. In the event that the property generates a positive cash flow, Brenda will retain 80% of profits until all development capital plus interest has been repaid, at which time proceeds will be distributed based on interest in the project.

If the Company decides to sell any or all of its interest in the property to a third party, it must first offer that interest to Brenda on the same terms and Brenda shall have 60 days to advise the Company of its decision.

The Company has pledged a $2,500 term deposit as reclamation security as required by the Province of British Columbia.

(Expressed in Canadian dollars)

4. Mineral Properties (continued)

a) Siwash Silver Leases (continued)

ii) On September 18, 1996, the Company acquired a 100% interest in certain mineral claims situated adjacent to the Company's Siwash Silver Leases in the Similkameen Mining Division of British Columbia. The purchase price of the claims was $15,000 (paid) and upon commencement of production of valuable minerals from the claims, the vendor will receive a royalty of 1% of net smelter returns.

iii) The Company staked an additional 17 claims in the Similkameen Mining Division of British Columbia, at a cost of $9,134.

iv) On March 31, 2005 the Company granted Ravencrest Resources Inc. ("Ravencrest"), a company related by common directors and officers, the right to acquire a 50% interest in two claim groups (as described in note 4a)iii), the Siwash 4 Mineral Claim, consisting of 16 units, and the Siwash 3 Mineral Claim, consisting of 16 units, located in southeastern British Columbia at Siwash Creek in the Similkameen Mining Division for cash of $25,000 and issuance of 100,000 common shares of Ravencrest valued at $.10 cents per share. Ravencrest is also required to carry out an exploration work program recommended by Apex Geoscience Ltd. in the sum of $112,500 on or before March 31, 2006.

b) Chinchaga Project

On January 29, 1999, the Company entered a joint venture agreement with Marum Resources Inc. to explore for diamonds in the Chinchaga area of northern Alberta, Canada. The Company must contribute $300,000 by way of cash or cash equivalents, whereby a maximum contribution of $100,000 can be made through private placement for shares in Marum Resources Inc. The Company will receive 50% interest in Marum's working interest in the three townships of the Chinchaga area.

The agreement required total consideration of $300,000 to be paid as follows:

$ 150,000	before June 30, 1999 for first 25% interest
$ 150,000 (amended)	before September 30, 2000 for remaining 25% interest

During 1999, the Company exercised its option to purchase the 1,000,000 private placement units of Marum Resources Inc. for $100,000 and expended $50,000 for the development of the Chinchaga project. Each private placement unit contains one common share and one non-transferable share purchase warrant to purchase one additional common share at a price of $0.12 per share, exercisable for a period of two years from the date of payment for the units. During fiscal 2000, the Company exercised the 1,000,000 warrants and purchased 1,000,000 shares of Marum for $120,000.

During fiscal 2001, the Company and Marum amended the agreement whereby the Company has now earned its 50% interest in the project through the advance of $270,000 as detailed above. During fiscal 2002, the deferred costs related to the property were written down to a nominal amount, and in fiscal 2004 the balance was written-off.

(Expressed in Canadian dollars)

4. Mineral Properties (continued)

c) Torngat Property

During November 1999, the Company was granted two (2) exploration permits totalling 108.5 square kilometers in northern Quebec, know as the Torngat property. The Company has commenced aerial exploration and surveying of the kimberlite dike area under an arrangement with four other companies whereby common costs are shared. As part of the permits, the Quebec government has agreed to reimburse 50% of exploration expenditures up to a maximum of $220,000. During fiscal 2001, the Company received $26,300 in reimbursement for expenses from the Quebec government. During fiscal 2004, the deferred costs related to the property were written off as no work is currently planned on the property. During fiscal 2005 the Company recovered $14,889 in permit fees from the Quebec government.

d) Fort Vermillion Property

During fiscal 2002, the Company applied for and received metallic and industrial mineral permits covering 40 sections of land, 9,216 hectares each, in the Province of Alberta. During fiscal 2004, the deferred costs related to the property were written off as no work is currently planned on the property.

5. Due to a Director

At February 28, 2006 a Director has advanced loans totalling $Nil (2005 - $3,500) to the Company. These loans are unsecured, non-interest bearing and have no fixed terms of repayment, accordingly fair value can not be readily determined.

6. Share Capital

Authorized:
20,000,000 common shares without par value

	2006		2005	
Issued	Number of Shares	Amount	Number of Shares	Amount
Balance, beginning and end of period	**10,012,183**	**$3,715,664**	9,012,183	$3,515,664

(Expressed in Canadian dollars)

7. Loss Per Share

Fully diluted loss per share in 2006 and 2005 is the same as basic loss per share as there are no options or warrants outstanding.

8. Related Party Transactions

During the period the Company paid $45,000 (2005 - $45,000) in management fees and $1,070 (2005 - $856) in professional fees to a company controlled by an individual who is a director of the Company.

9. Income Taxes

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

May 31,	2005	2004
Loss before income taxes	$ (121,483)	$ (244,330)
Income tax recovery at statutory rates	$ (43,272)	$ (87,030)
Non-deductible items for tax purposes	3,316	155
Write-down (recovery) of mineral property expenditures/ due diligence	10,827	86,875
Unrecognized benefit of non-capital loss carryforwards	29,129	-
	$ -	$ -

The significant components of the Company's future income tax assets are as follows:

May 31,	2005	2004
Future income tax assets		
Mineral properties	$ 584,946	$ 587,175
Cumulative eligible capital	123	123
Net capital losses available	878	-
Non-capital losses available for future periods	29,129	-
	615,076	587,298
Valuation allowance	(615,076)	(587,298)
	$ -	$ -

At May 31, 2005 the Company has tax losses of approximately $82,000 available for carry-forward to reduce future years' income taxes, expiring up to 2015. In addition the Company has available mineral resource related expenditure pools totalling approximately $2,670,000 which may be deducted against future taxable income on a discretionary basis.

Future tax benefits, which may arise as a result of applying these deductions to taxable income, have not been recognized in these accounts.

(Expressed in Canadian dollars)

10. Differences between Canadian and United States Generally Accepted Accounting Principles ("GAAP")

These consolidated financial statements are prepared in accordance with GAAP in Canada, which differs in certain respects from GAAP in the United States. The material differences between Canadian and United States GAAP, in respect of these financial statements, are as follows:

a) Mineral property exploration and development

Under United States GAAP, all mineral exploration and development property expenditures are expensed in the year incurred in an exploration stage company until there is substantial evidence that a commercial body of minerals has been located. Canadian GAAP allows resource exploration and development property expenditures to be deferred during this process. The effect on the Company's financial statements is summarized below:

	For the nine months ended **February 28, 2006**	February 28, 2005
Consolidated statement of operations and deficit		
Loss for the year under Canadian GAAP	**$ (100,057)**	$ (50,120)
United States GAAP	**$ (100,057)**	$ (50,120)
Loss per share – US GAAP	**$ (0.01)**	$ (0.005)
Consolidated balance sheet		
Assets		
Mineral Properties		
Canadian GAAP	**$ 1,026,779**	$ 1,082,134
Resource property expenditures (cumulative)	**(844,018)**	(864,374)
United States GAAP	**$ 182,761**	$ 217,760
Deficit		
Canadian GAAP	**$ (2,641,359)**	$ (2,469,939)
Resource property expenditures (cumulative)	**(844,018)**	(864,374)
United States GAAP	**$ (3,485,377)**	$(3,334,313)

(Expressed in Canadian dollars)

10. Differences between Canadian and United States Generally Accepted Accounting Principles ("GAAP") (continued)

b) Marketable securities

Under United States GAAP, the Company would classify the marketable securities as "Securities available for resale". The carrying value on the balance sheet at February 28, 2006 would be $10,000 (2005 -$38,927) and the unrealized gain (loss) of $nil (2005 - $1,407) would be posted to shareholder's equity as part of comprehensive income.

c) Stock based compensation

Statement of Financial Accounting Standards No. 123, as amended by SFAS No. 148, "Accounting for Stock-Based Compensation" ("SFAS 148") encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to account for all stock-based compensation in accordance with the provisions of SFAS 148. Accordingly, compensation cost for stock options granted is measured as the fair value at the date of grant, and there is no difference in these financial statements.

d) Loss per share

Under both Canadian and United States GAAP basic loss per share is calculated using the weighted average number of common shares outstanding during the year.

Under United States GAAP, the weighted average number of common shares outstanding excludes any shares that remain in escrow, but may be earned out based on the Company incurring a certain amount of exploration and development expenditures. The weighted average number of shares outstanding under United States GAAP for the nine months ended February 28, 2006 was 9,368,347 and 2005 was 9,012,183.

e) Income taxes

Under United States GAAP, the Company would have initially recorded an income tax asset for the benefit of the resource deduction pools. This asset would have been reduced to $nil by a valuation allowance. This results in no difference in net income reported between Canadian and United States GAAP.

f) New accounting pronouncements

In May 2003, the FASB issued SFAS No. 150, "Accounting for certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS No. 150"). SFAS 150 requires that certain financial instruments issued in the form of shares that are mandatorily redeemable as well as certain other financial instruments be classified as liabilities in the financial statements. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003.

(Expressed in Canadian dollars)

10. Differences between Canadian and United States Generally Accepted Accounting Principles ("GAAP") (continued)

f) New accounting pronouncements (continued)

In addition, the FASB and Emerging Issues Task Force ("EITF") have issued a variety of interpretations including the following interpretations with wide applicability:

Financial Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities", which addresses the consolidation of variable interest entities (formerly referred to as "SpecialPurpose Entities"). The Interpretation is generally in effect for interim or annual periods beginning after December 15, 2003.

In November 2002, the EITF reached a consensus on Issue 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"). This consensus addresses issues related to separating and allocating value to the individual elements of a single customer arrangement involving obligations regarding multiple products, services, or rights which may be fulfilled at different points in time or over different periods of time. EITF 00-21 guidance is applicable for arrangements entered into in fiscal periods beginning after June 15, 2003.

The adoption of these new pronouncements does not have a material effect on the company's financial position or results of operations.

INTERNATIONAL TOWER HILL MINES LTD.
#507, 837 West Hastings Street
Vancouver, BC V6C 3N6
Tel: 604.685.1017
Fax: 604.685.5777


SEC MAIL
RECEIVED
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WASH. D.C.
SECTION

March 20th, 2006

MANAGEMENT DISCUSSION & ANALYSIS

This Management Discussion & Analysis should be read in conjunction with our consolidated financial statements and the accompanying notes for the nine months ended February 28th, 2006. Except where otherwise noted, all dollar amounts are stated in Canadian dollars. Additional information relating to International Tower Hill Mines Ltd. is available on SEDAR at www.sedar.com.

Overview

We are a British Columbia incorporated company. We were originally incorporated under the name "*Ashnola Mining Company Ltd.*" on May 26, 1978. We changed our name to "*Tower Hill Mines Ltd.*" on June 1, 1988, and subsequently changed our name to "*International Tower Hill Mines Ltd.*" on March 15, 1991.

Our wholly-owned subsidiary, 813034 Alberta Ltd., an Alberta corporation, was incorporated in 1999. We incorporated this subsidiary because, pursuant to the laws of the Province of Alberta, mineral permits can only be registered to either an Alberta resident or corporation. Our subsidiary does not have any operations except for holding permits for our Alberta properties in its name.

We are publicly traded on the TSX Venture Exchange under the trading symbol "*ITH*". We trade on the OTC BB under the trading symbol "*ITHMF*", and trade on the Berlin Stock Exchange -- Unofficial Regulated Market and the Frankfurt Stock Exchange under the trading symbol "*IW9*".

Since inception in 1978, we have been in the business of acquiring, exploring and evaluating interests in mineral properties. Our current property interests are held for the purposes of exploration for precious metals and diamonds. Any exploration and sampling activities that we may conduct are generally carried out during the months of May through September. During the months of October to March, snow often prevents effective exploration and sampling activities. Drilling, however, can be conducted on a year-round basis.

Our properties in British Columbia, Alberta and Quebec are at an early exploration stage, with no established mineral reserves. The exploration work on these properties primarily consists of airborne surveys, which may reveal magnetic anomalies followed by ground sampling programs, for the purpose of identifying potential drill targets. Any drilling operations are

conducted with small scale equipment only. We are only required to obtain permits when mechanized equipment is used by our contractors. We obtain any permits that we may require from the provincial government ministry responsible for mining operations in which our property is situated. The process to obtain a permit involves filing an application form with the appropriate mining regulatory authority in Alberta and Quebec. In British Columbia, we are required to file an application form and mark the actual property with stakes. The Company currently has permits in Quebec.

We hold interests in the following properties: Siwash Creek Property, British Columbia; Torngat Property, Quebec; Fort Vermillion Property, Alberta; and Chinchaga Property, Alberta.

We entered into a joint venture with Ravencrest Resources Inc. ("*Ravencrest*"), a public company reporting in British Columbia, whereby we granted the right to Ravencrest to acquire a 50% interest in two claim groups on the Siwash Creek Property, the Siwash 4 Mineral Claim, consisting of 16 units, and the Siwash 3 Mineral Claim, consisting of 16 units (the "*Joint Venture Claims*").

Pursuant to the terms of the Mining Venture Agreement, Ravencrest will be responsible for conducting all exploration and development of the Joint Venture Claims.

In order to earn its 50% interest in the Joint Venture Claims, Ravencrest must pay the sum of $25,000 and issue up to 100,000 common shares in the capital stock of Ravencrest at a deemed price of $0.10 per share, which has been paid and issued, respectively. Ravencrest is also required to carry out further work on the Joint Venture Claims based on a work program recommended by APEX Geoscience Ltd. in the sum of $112,500 on or before March 31st, 2006, which has now been extended to October 31st, 2006.

Ravencrest is a reporting company in British Columbia. The transaction is non-arm's length as Anton J. Drescher, our director and controlling shareholder, is an officer and controlling shareholder of Ravencrest.

We are also evaluating whether to continue exploration of our other mineral properties in which we currently hold an interest and whether we may acquire additional properties for exploration and development.

Siwash Creek Property

We carried out a diamond drill program on our 100% owned Siwash Property in south central British Columbia. The Siwash Property is located in close proximity to both Brenda Mines Ltd. (copper and molybdenum production) and Almaden Minerals Ltd. (gold production) mineral projects. The 2004 program was designed to further delineate the gold, silver and copper values intersected in the northeastern portion of the property. Drill results to date indicate a similar style of mineralization as that found at Brenda Mines. In addition, these drill results indicate that the gold/silver/copper mineralization extends approximately 500 meters in a north-south direction and 800 meters in an east-west direction to a depth of

approximately 125 meters. Drilling also indicates that this zone is still open to the west, north, east and depth.

The 2004 diamond drill program, carried out between May and August, extended the CU/AU bearing horizon to the south and north between sections 52+00E and 62+00E. A total of 1013 metres were drilled in 5 holes in the same areas as the last four diamond drill programs. 50 metres of meta-volcanics were intersected. This favourable horizon was cut out by intrusives of quartz-feldspar-porphyry over 203 metres while granodiorite was intersected in 738 metres of the total 1013 metres drilled.

Nine of the 153 samples assayed contained more than 0.010 ppm gold and four samples contained more than 1000 ppm copper. The weighted average of these gold assays over 9.6 metres was 1.547 ppm (assays are not contiguous), which is equal to 1.547 grams per tonne. Zinc assays averaged 1.131 ppm or 0.113 per cent with several assays carrying values between 1.0 percent to a maximum of 7.71 percent.

During the diamond drill program, we instigated the staking of ninety-nine more units to the east of and contiguous to our Siwash Property. These units, comprising 17 claims are in addition to the mineral claims acquired by us in 1996.

We completed a drilling program in 2004 on the Siwash Creek Property. During the course of the drilling program, we acquired 17 new mineral claims adjacent to our Siwash Creek Property by staking. We subsequently retained Apex Geoscience Ltd., of Edmonton, Alberta, which has prepared a 43-101 report, "*Technical Report on the Precious and Base Metal potential of the Siwash Creek Property, Similkameen Mining Division, NTS 092H, British Columbia, Canada*" dated November 29th, 2004 (the "*Report*"), which Report is currently being reviewed by the TSX Venture Exchange prior to being filed on SEDAR.

Apex Geoscience has recommended a three phase exploration program for the Siwash Creek Property. Phase I is to consist of a helicopter borne, high-resolution magnetic and electromagnetic survey over the entire property at 200 metre line spacing (approximately 500 line kilometers at $175/line km = $87,500), which airborne survey should be overseen by a geophysicist to ensure proper quality control and quality assurance are met ($5,000). As well, an Interpretation of the newly acquired geophysical data in conjunction with a re-interpretation/compilation of all existing geochemical, geological and drill core data may help to identify new target areas ($20,000).

Phase 2, which would not be contingent upon the results of Phase I, would consist of:

(a) a field based program with the establishment of a property wide grid and the collection of soil samples at 100 metre spacing over areas with pre-existing data and at a spacing of 150 metres for the new portion of property. In total, about 5,000 samples would be collected. As well, as part of a standard quality control/quality assurance program, 15% of all samples would be collected in duplicate (750 samples)(approximately $60/ sample all-up = $307,500);

(b) ground-proofing of geophysical anomalies returned from the airborne survey and the acquisition of ground magnetic and electromagnetic geophysical data on selected targets. In total, the cost to complete five grids (43 line kilometers each) where lines would need to be cut, with both magnetics and electromagnetics is about $100,000; and

(c) property scale geological mapping in conjunction with the mapping and sampling of old trenches. All workings, trenches, and significant rock samples should be re-located and checked assayed. ($5,000 to complete mapping and assaying approximately 200 rock samples at $20/sample = $9,000).

Phase 3, which would be contingent on the results of Phases 1 and 2, would involve one or more of the collection of infill soil samples, ground geophysics and/or a diamond drill program to test historic targets and new targets developed during Phases 1 and 2.

The total cost to complete the recommended Phase 1 and 2 exploration is $530,000 Cdn. The cost for Phase 3 cannot be determined at this time.

Torngat Property

Although we have no current plans to carry out an exploration program on the Torngat property we may, at some point in the future, carry out a follow-up sampling and mapping program on the property with the objective to take significantly larger samples from various locations on the 5-metre wide dyke and to explore for additional dykes on the basis of airborne geophysical data.

Fort Vermillion Property

We have no current plans to carry out any exploration on the Fort Vermillion Property.

Chinchaga Property

To date, cumulative exploration activities that we have carried out on the Chinchaga Property have not generated results that justify a high level of ongoing exploration activities. We have placed the Chinchaga Property on hold in respect of ongoing exploration.

Corporate Information

Our Board of Directors is as follows:

Anton J. Drescher
Rowland Perkins
Gerhard Drescher

Our officers are:

Anton J. Drescher *President and Chief Executive Officer*
Donna M. Moroney *Corporate Secretary and Chief Financial Officer*

Share Capital

Our authorized share capital consists of 20,000,000 common shares without par value. As of March 15th, 2006, the total number of issued and outstanding common shares is 10,012,183 common shares. During the three months ended February 28, 2006 and the three months ended February 28, 2005, we did not issue any shares.

Options

Our shareholders approved our 2005 Stock Option Plan on November 15th, 2005, which provides for the issuance of stock options to acquire up 1,001,218 common shares in our capital stock. As of March 15th, 2006, no stock options have been granted under the 2005 Stock Option Plan.

Warrants

As of March 15th, 2006, there were a total of 1,000,000 share purchase warrants outstanding, with each warrant entitling the holder thereof to purchase one additional common share at a price of $0.26 per share, exercisable on or before October 21st, 2007.

Plan of Operation

Our plans over the next 12 months are to proceed with additional exploration of the Siwash Creek Property, subject to raising sufficient capital, likely by the issuance of equity securities and by way of joint venture with Ravencrest, which has been granted an option to acquire a 50% interest in two claim groups on our Siwash Creek Property.

While we may evaluate other properties for acquisition, we do not have any specific plans to purchase any additional properties over the following 12 months. In the event that we decide to purchase additional properties, we will finance such a purchase through the sale of marketable securities.

Our long-term goal is to carry out additional exploration programs on our Siwash Creek Property as warranted, subject to funding, and to seek out and acquire additional properties for exploration and development.

Summary of Quarterly Results

Description	Nine months ended Feb 28 2006 $	Six months ended Nov. 30 2005 $	Three months ended Aug. 31 2005 $	Year ended May 31 2005 $	Nine months ended Feb 28 2005 $	Six months ended Nov. 30 2004 $	Three months ended Aug. 31 2004 $	Year ended May 31 2004 $
Interest Income	342	6	5	132	127	5	0	4,519
Net income or loss for period								
Total	(100,057)	(78,604)	(27,940)	(121,483)	(50,120)	(45,881)	(30,466)	(244,330)
Per share	(0.01)	(0.008)	(0.003)	(0.01)	(0.005)	(0.005)	(0.003)	(0.03)

Liquidity and Capital Resources

As of February 28, 2006, we reported cash and cash equivalents of $35,479 compared to $543 for the nine months ended February 28, 2005. The increase of $34,936 was the amount remaining from the recent private placement of 1,000,000 units at a price of $0.20 per unit, for total proceeds of $200,000. We have historically satisfied our capital needs by issuing securities.

As of February 28, 2005, we had a working capital of $45,206, compared to a working capital deficiency of $38,909 as at February 28, 2005. We anticipate that our working capital reserve is sufficient to cover our current administrative and operating expenses for the next six months. We estimate that we will require approximately $7,500 per month, or $90,000 annually, to fund our general and administrative expenses. We have historically satisfied our capital needs primarily by issuing equity securities, although there is no assurance that we will be able to obtain any additional financing on terms acceptable to us, if at all.

We expect that we will operate at a loss for the foreseeable future. We will require additional financing to fund further exploration of our mineral properties or to acquire additional mineral properties. We have historically satisfied our capital needs primarily by issuing equity securities. We have no funding commitments or arrangements for additional financing at this time and there is no assurance that we will be able to obtain any additional financing on terms acceptable to us, if at all. The quantity of funds to be raised and the terms of any equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise. Specific plans related to the use of proceeds will be devised once a financing has been completed and management knows what funds will be available for these purposes.

We did not raise any funds for the three months ended February 28, 2006 or the three months ended February 28, 2005.

Results of Operations

For the nine months ended February 28, 2006 we reported nominal interest income of $342 compared to nominal interest income of $127 for the nine months ended February 28, 2005. The interest we earned in 2006 increased as a result of the monies we received from our recent private placement of 2,000,000 units at a price of $0.20 per unit. For the nine months ended February 28, 2006, we had net losses of $100,057 as compared to net losses of $50,120 for the nine months ended February 28, 2005. The increase in net losses for the nine months ended February 28, 2006 was the result of mineral property due diligence costs of $20,881 and a credit in 2005 of $14,888 for recovery of exploration and permit expenses from the Government of Quebec on the Torngat Property and a $9,140 gain from the sale of marketable securities.

General and administrative (operating) expenses for the nine months ended February 28, 2006 consisted of management fees of $45,000 (2005 - $45,000), professional fees of $12,290 (2005 - $11,376), rent of $5,400 (2005 - $5,400), stock exchange and filing fees of $8,561 (2005 - $5,761), transfer agent fees of $3,948 (2005 - $3,457), mineral property due diligence costs of $20,881 (2005 - $Nil), office and miscellaneous of $3,170 (2005 - $2,589), and travel and promotion costs of $1,149 (2005 - $692) were incurred during the nine months ended February 28, 2005. During the nine months ended February 28, 2005, we also recorded a gain of $9,140 on the sale of marketable securities and we recovered $14,888 for exploration and permit expenses from the Government of Quebec on the Torngat Property.

During the nine months ended February 28, 2005 and the nine months ended February 28, 2004, no share purchase warrants or stock options were granted or exercised.

We do not have any employees; all of our services are carried out by the directors and officers or by consultants retained on an as needed basis.

Transactions with Related Parties

During the nine months ended February 28, 2006 we paid management fees of $45,000 (2005 - $45,000) and professional fees of $1,070 (2005 - $856) to a company controlled by one of our directors.

Deferred Exploration Costs

Siwash Property

Accumulated costs in respect of mineral claims owned, leased or under option for the nine months ended February 28, 2006 consist of the following:

	Siwash Silver Leases	2006 Total	2005 Total
Acquisition costs			
Beginning balance	$ 182,761	$ 182,761	$ 205,000
Lease costs	-	-	12,760
Ending balance	182,761	182,761	217,760
		Deferred exploration	
Beginning balance	843,751	843,751	764,907
Assay and sampling	-	-	3,120
Drilling	-	-	51,052
Geological assessment report	-	-	15,062
Geological and consulting services	-	-	20,689
Misc; survey, field, travel etc	267	267	9,544
Ending balance	844,018	844,018	864,374
Total deferred costs	**$ 1,026,779**	**$ 1,026,779**	**$1,082,134**